JE CLEANTECH HOLDINGS LIMITED

3 Woodlands Sector 1

Singapore 738361

+65 6369 4198

Email: – Elise.hong@jcs-echigo.com.sg

March 29, 2022

VIA EDGAR

Assistant Director

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

c: Mr. Bradley Ecker

Re:	JE Cleantech Holdings Limited
(SEC File No. 333-263457)

Dear Sir or Madam:

On behalf of JE Cleantech Holdings Limited (the “Registrant”), I hereby request that Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form F-1, filed with the Commission on March 28, 2022 become effective at 4:00 pm (Eastern Daylight Time) on Thursday, March 31, 2022, or as soon thereafter as possible.

The Registrant acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

Please note that this letter will be filed with the Commission via EDGAR. In light of the time difference between Washington D.C. and Singapore, if you have any questions or concerns, please contact Celia Velletri, Esq. at (303) 907-4842.

Sincerely,

/s/ HONG Bee Yin
HONG Bee Yin
Chief Executive Officer and Director

c:	Henry F. Schlueter
Celia Velletri